SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. _____)*


                 First Independence Corporation
                        (Name of Issuer)


                  Common Stock, $.01 par value
                 (Title of Class of Securities)


                           32054B 10 3
                         (CUSIP Number)


Dr. Phillip Eastep, 220 North Main, Cherryvale, KS 67335, (316) 336-3766
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 27, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Dr. Phillip Eastep

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     PF (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
               7    SOLE VOTING POWER

NUMBER OF           19,533
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              19,533
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     19,533
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.923%
14   TYPE OF REPORTING PERSON (see instructions)

     IN

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Michael S. Mitchell Revocable Trust, dated February 22, 1993

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     PF (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
               7    SOLE VOTING POWER

NUMBER OF           18,915
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              18,915
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     18,915
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.862%
14   TYPE OF REPORTING PERSON (see instructions)

     OO

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Jon Harrison

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     PF (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
               7    SOLE VOTING POWER

NUMBER OF           9,250
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              9,250
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,250
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.910%
14   TYPE OF REPORTING PERSON (see instructions)

     IN

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     John Banks

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     PF (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
               7    SOLE VOTING POWER

NUMBER OF           5,000
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              5,000
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     5,000
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.492%
14   TYPE OF REPORTING PERSON (see instructions)

     IN

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Steve Waite

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     PF (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
               7    SOLE VOTING POWER

NUMBER OF           2,000
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              2,000
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,000
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.196%
14   TYPE OF REPORTING PERSON (see instructions)

     IN

                          SCHEDULE 13D

CUSIP NO.  32054B 10 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

     Demo Sales, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)                           (a) /__/
                                             (b) /__/
3    SEC USE ONLY

4    SOURCE OF FUNDS (see instructions)

     WC (see item 3)
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)              /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
               7    SOLE VOTING POWER

NUMBER OF           2,925
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              2,925
WITH           10   SHARED DISPOSITIVE POWER

                    -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,925
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (see instructions)                   /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.288%
14   TYPE OF REPORTING PERSON (see instructions)

     CO

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $.01 par value ("Common Stock"), of First Independence Corporation, a Delaware corporation with its main office located at Myrtle and Sixth Streets, Independence, Kansas 67301. (the "Company"). The address of the Company's principal executive offices is 11300 West 89th Street, Overland Park, Kansas 66214.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed by the following persons as a joint filing pursuant to Rule 13d-1(k)(1):

     Dr. Phillip Eastep
     Michael S. Mitchell Revocable Trust, dated February 22, 1993
     Jon Harrison
     John Banks
     Steve Waite
     Demo Sales, Inc.
     (collectively, the "Reporting Persons")

DR. EASTEP:

     (a)  Dr. Phillip Eastep

     (b)  The business address of Dr. Eastep is 220 North Main,
Cherryvale, KS 67335.

     (c)  Dr. Eastep is a dentist, and is self-employed.

     (d)-(e) During the last five years, Dr. Eastep: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Eastep is a citizen of the United States of America.

MICHAEL S. MITCHELL REVOCABLE TRUST, DATED FEBRUARY 22, 1993:

     (a)  Michael S. Mitchell Revocable Trust, dated
February 22, 1993

     (b)  The business address of Michael S. Mitchell Revocable
Trust, dated February 22, 1993 is P.O. Box 753, Chanute, KS 66720.

     (c)  Not applicable

     (d)-(e) During the last five years, Mr. Mitchell: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America

JON HARRISON:

     (a)  Jon Harrison

     (b)  The business address of Mr. Harrison is 6507 N. 127th
Street, Wichita, KS 67226.

     (c)  Mr. Harrison is a dentist and is self-employed.

     (d)-(e) During the last five years, Mr. Harrison: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Harrison is a citizen of the United States of America.

JOHN BANKS:

     (a)  John Banks

     (b)  The business address of Mr. Banks is 1824 Lawndale, El
Dorado, KS 67042.

     (c)  Mr. Banks is the owner of Banks Companies, Inc.

     (d)-(e) During the last five years, Mr. Banks: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Banks is a citizen of the United States of America.

STEVE WAITE:

     (a)  Steve Waite

     (b)  The business address of Mr. Waite is 719 Meadow Road,
El Dorado, KS 67042.

     (c)  Mr. Waite is Banking Center President for Community
National Bank, El Dorado.

     (d)-(e) During the last five years, Mr. Waite: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Waite is a citizen of the United States of America.

DEMO SALES, INC.:

     (a)  Demo Sales, Inc.

     (b)  The business address of Demo Sales, Inc. is 2930
Terrace Drive, Independence, KS 67301.

     (c)  Demo Sales, Inc. is a Kansas corporation.

     (d)-(e) The Directors and Executive Officers of Demo Sales, Inc. are: Don C. Demo, Donna M. Demo, Daniel D. Demo and Dianna D. Demo. Demo Sales, Inc. is majority owned and controlled by Don C. Demo. During the last five years, Mr. Demo: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining
       future violations of, or prohibiting or mandating
activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Demo Sales, Inc. is organized in Kansas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During the month of March, Dr. Phillip Eastep acquired 2,600 shares of Common Stock for a total beneficial ownership of 19,533 shares of Common Stock, Michael S. Mitchell Revocable Trust, dated February 22, 1993 acquired 6,000 shares of Common Stock for a total beneficial ownership of 18,915 shares of Common Stock, Jon Harrison acquired 0 shares of Common Stock for a total beneficial ownership of 9,250 shares of Common Stock, John Banks acquired 5,000 shares of Common Stock for a total beneficial ownership of 5,000 shares of Common Stock, Steve Waite acquired 2,000 shares of Common Stock for a total beneficial ownership of 2,000 shares of Common Stock and Demo Sales, Inc. acquired 0 shares of Common Stock for a total beneficial ownership of 2,925 shares of Common Stock . The acquisitions of the foregoing Common Stock during the month of
March were made with personal funds and working capital for an
aggregate purchase price of approximately $127,980.   No part of
the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION

     All of the shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

     Except as set forth in this statement on Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or which would result in the occurrence of any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)

     NAME                NUMBER OF SHARES      PERCENT OF SHARES
                                                  OUTSTANDING

Dr. Phillip Eastep            19,533                 1.923%
Michael S. Mitchell
  Revocable Trust,
  dated February 22, 1993     18,915                 1.862%
Jon Harrison                   9,250                 0.910%
John Banks                     5,000                 0.492%
Steve Waite                    2,000                 0.196%
Demo Sales, Inc.               2,925                 0.288%


     (b) Each person listed in Item 5(a) has sole voting and dispositive power over the shares they own.

     (c) On March 14, 2000, Dr. Phillip Eastep purchased 1,600 shares at a price of $8.625 per share, through a broker.

          On March 21, 2000, Dr. Phillip Eastep purchased 1,000 shares at a price of $8.0625 per share, through a broker.

          On March 22, 2000, Michael S. Mitchell Revocable Trust, dated February 22, 1993 purchased 6,000 shares at a price of $7.813 per share, through a broker.

          On March 27, 2000, John Banks purchased 5,000 shares at a price of $7.9375 per share, through a broker.

          On March 27, 2000, Steve Waite purchased 2,000 shares at a price of $7.9375 per share, through a broker.

          On March 28, 2000, Dr. Phillip Eastep purchased 450 shares at a price of $8.1705 per share, through a broker.

     (d)  Not applicable

     (e)  Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this statement on Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1.     Joint Filing Agreement dated April 5, 2000

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2000


                              /s/ Dr. Phillip Eastep
                              Dr. Phillip Eastep


                              Michael S. Mitchell Revocable Trust,
                              dated February 22, 1993


                              By:  *
                                   Mike Mitchell, Trustee


                              *
                              Jon Harrison


                              *
                              John Banks

                              *
                              Steve Waite


                              DEMO SALES, INC.


                              By:  *
                                   Name:  Don Demo
                                   Title:  President


                              *By:  /s/ Dr. Phillip Eastep
                                    Dr. Phillip Eastep
                                    Attorney-in fact